As filed with the Securities and Exchange Commission on June 5, 2014

Registration No. 333-193925

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RCS Capital Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6211	38-3894716
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

405 Park Ave., 15th Floor
New York, NY 10022
(866) 904-2988

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

NICHOLAS S. SCHORSCH
Executive Chairman of the Board of Directors
RCS Capital Corporation
405 Park Ave., 15th Floor
New York, NY 10022
(866) 904-2988

(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

Copies to:

PETER M. FASS JAMES P. GERKIS Proskauer Rose LLP Eleven Times Square New York, NY 10036 Tel: (212) 969-3000 Fax: (212) 969-2900	JAMES A. TANAKA General Counsel RCS Capital 405 Park Ave., 15th Floor New York, NY 10022 Tel: (866) 904-2988 Fax: (646) 861-7743	WILLIAM J. MILLER Cahill Gordon & Reindel LLP 80 Pine Street New York, NY 10005 Tel: (212) 701-3000 Fax: (212) 269-5420

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-193925

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:  Reference is made to the Exhibit Index following the signature pages hereto, which Exhibit Index is hereby incorporated into this Item.

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 5, 2014.

RCS CAPITAL CORPORATION

By:	/s/ William M. Kahane Name: William M. Kahane Title: Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William M. Kahane William M. Kahane	Chief Executive Officer and Director (Principal Executive Officer)	June 5, 2014
/s/ Nicholas S. Schorsch Nicholas S. Schorsch	Executive Chairman of the Board of Directors	June 5, 2014
/s/ Edward M. Weil, Jr. Edward M. Weil, Jr.	President, Treasurer, Secretary and Director	June 5, 2014
/s/ Peter M. Budko Peter M. Budko	Chief Investment Officer and Director	June 5, 2014
/s/ Brian D. Jones Brian D. Jones	Chief Financial Officer and Assistant Secretary (Principal Financial Officer and Principal Accounting Officer)	June 5, 2014
/s/ Brian S. Block Brian S. Block	Director	June 5, 2014
* Mark Auerbach	Independent Director	June 5, 2014
* Jeffrey J. Brown	Independent Director	June 5, 2014
* C. Thomas McMillen	Independent Director	June 5, 2014
* Howell D. Wood	Independent Director	June 5, 2014
*By:	/s/ Brian D. Jones Brian D. Jones Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement.
2.1(1)†	Agreement and Plan of Merger, dated as of October 27, 2013, by and among RCS Capital Corporation, Zoe Acquisition, LLC, and Investors Capital Holdings, Ltd.
2.2(2)††	Asset Purchase Agreement, dated as of October 1, 2013, by and among RCS Capital Corporation, Scotland Acquisition, LLC, certain principals of the Hatteras Funds Group, Hatteras Investment Partners LLC, Hatteras Investment Management LLC, Hatteras Capital Investment Management, LLC, Hatteras Alternative Mutual Funds, LLC, and Hatteras Capital Investment Partners, LLC, and David Perkins.
2.3(3)†	Agreement and Plan of Merger, dated as of November 16, 2013, by and among RCS Capital Corporation, Dolphin Acquisition, LLC and Summit Financial Services Group, Inc. (including form of Contract Value Rights Agreement).
2.4(4)	Agreement and Plan of Merger, dated as of January 16, 2014, by and among RCS Capital Corporation, Clifford Acquisition, Inc., Cetera Financial Holdings, Inc. and Lightyear Capital LLC.
2.5(5)†	Membership Interest Purchase Agreement, dated as of January 16, 2014, by and among RCS Capital Corporation, Braves Acquisition, LLC, the sellers named therein and the sellers’ representative named therein.
2.6(8)†	First Amendment to Agreement and Plan of Merger, dated as of February 28, 2014, by and among RCS Capital Corporation, Zoe Acquisition, LLC, and Investors Capital Holdings, Ltd.
2.7(10)†	First Amendment to Agreement and Plan of Merger, dated as of March 17, 2014, by and among RCS Capital Corporation, Dolphin Acquisition, LLC and Summit Financial Services Group, Inc.
2.8(11)	Contribution Agreement, dated as of April 3, 2014, between RCS Capital Corporation and RCAP Holdings, LLC.
2.9†	Membership Interest Purchase Agreement, dated as of May 19, 2014, by and among RCS Capital Corporation and Validus/Strategic Capital Partners, LLC, Strategic Capital Companies, LLC and Carter Validus Holdings I, LLC, as sellers, Mario Garcia, Jr., as the sellers’ representative, and the other parties thereto.
3.1(11)	Second Amended and Restated Certificate of Incorporation of RCS Capital Corporation.
3.2(7)	Second Amended and Restated By-laws of RCS Capital Corporation.
3.3(12)	Certificate of Designation for the 7.0% Series A Convertible Preferred Stock, filed April 29, 2014.
4.1**	Form of Class A Common Stock Certificate.
4.2(13)	Indenture, dated as of April 29, 2014, by and between RCS Capital Corporation and Wilmington Trust, National Association.
4.3**	First Supplemental Indenture dated as of May 5, 2014 to the Indenture, dated as of April 29, 2014, by and between RCS Capital Corporation and Wilmington Trust, National Association.
5.1	Opinion of Proskauer Rose LLP.
10.1(8)	Third Amended and Restated Limited Liability Company Agreement of Realty Capital Securities, LLC, dated as of February 11, 2014, between RCS Capital Corporation and RCAP Holdings, LLC.
10.2(8)	Second Amended and Restated Limited Liability Company Agreement of RCS Advisory Services, LLC, dated as of February 11, 2014 , between RCS Capital Corporation and RCAP Holdings, LLC.

Exhibit Number	Description
10.3(8)	Second Amended and Restated Limited Liability Company Agreement of American National Stock Transfer, LLC, dated as of February 11, 2014, between RCS Capital Corporation and RCAP Holdings, LLC.
10.4(9)	Registration Rights Agreement, dated as of June 10, 2013, among RCS Capital Corporation and the Shareholders Party Thereto.
10.5(9)	Exchange Agreement, dated as of June 10, 2013, between RCS Capital Corporation and RCAP Holdings, LLC.
10.6(8)	First Amendment to Exchange Agreement, dated as of February 11, 2014, between RCS Capital Corporation and RCAP Holdings, LLC.
10.7(9)	Tax Receivable Agreement, dated as of June 10, 2013, among RCS Capital Corporation, RCAP Holdings, LLC, Realty Capital Securities, LLC, RCS Advisory Services, LLC and American National Stock Transfer, LLC.
10.8(9)	Services Agreement, dated as of June 4, 2013 and effective as of January 1, 2013, among Realty Capital Securities, LLC, RCS Advisory Services, LLC and American National Stock Transfer, LLC and American Realty Capital Advisors, LLC and ARC Advisory Services, LLC.
10.9(9)	Services Agreement, dated as of June 10, 2013, between AR Capital, LLC and RCS Advisory Services, LLC.
10.10(8)	Amended and Restated Services Agreement dated as of February 11, 2014 among RCS Capital Corporation, RCS Capital Holdings, LLC and RCS Capital Management, LLC.
10.11**	Form of Indemnification Agreement.
10.12(8)	Amended and Restated RCS Capital Corporation 2013 Multi-Year Outperformance Agreement, dated as of February 11, 2014, by and among RCS Capital Corporation, Realty Capital Securities, LLC, RCS Advisory Services, LLC and American National Stock Transfer, LLC, RCS Capital Holdings, LLC and RCS Capital Management, LLC.
10.13(6)	RCS Capital Corporation Equity Plan.
10.14(6)	First Amendment to RCS Capital Corporation Equity Plan.
10.15(1)	Voting Agreement, dated as of October 27, 2013, by and among RCS Capital Corporation, Zoe Acquisition, LLC, and Timothy B. Murphy.
10.16(3)	Voting Agreement, dated as of November 16, 2013, by and among RCS Capital Corporation and Marshall Leeds.
10.17(8)	Contribution and Exchange Agreement, dated as of February 11, 2014, among RCS Capital Corporation, RCS Capital Management, LLC and RCS Capital Holdings, LLC.
10.18(8)	Limited Liability Company Agreement of RCS Capital Holdings, LLC, dated as of February 11, 2014, between RCS Capital Corporation and RCS Capital Management, LLC.
10.19(8)	Commitment Letter, dated January 16, 2014, among Barclays Bank PLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A., RCS Capital Corporation, RCS Capital Management, LLC and RCAP Holdings, LLC
10.20(8)	Commitment Letter, dated January 16, 2014, among RCS Capital Corporation, RCAP Holdings, LLC, RCS Capital Management, LLC and Luxor Capital Group, LP.
10.21(8)†	Restrictive Covenants Agreement, dated as of January 16, 2014, among RCAP Holdings, LLC, RCS Capital Management, LLC, RCS Capital Corporation, Luxor Capital Group, LP and the individuals named therein.
10.22(8)	Equity Commitment and Indebtedness Repayment Agreement, dated as of January 16, 2014, among RCS Capital Corporation, AR Capital LLC, Cetera Financial Holdings, Inc. and the individuals named therein.

Exhibit Number	Description
10.23(12)	First Lien Credit Agreement, dated as of April 29, 2014, by and among RCS Capital Corporation, RCS Capital Management, LLC, RCAP Holdings, LLC, the Lenders, Barclays Bank PLC, as Administrative Agent and Collateral Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, and Barclays Bank PLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Joint Lead Arrangers and Bookrunners.
10.24(12)	Second Lien Credit Agreement, dated as of April 29, 2014, by and among RCS Capital Corporation, RCS Capital Management, LLC, RCAP Holdings, LLC, the Lenders, Bank of America, N.A., as Administrative Agent and Collateral Agent, Barclays Bank PLC, as Syndication Agent, and Bank of America, N.A. and Barclays Bank PLC, as Joint Lead Arrangers and Bookrunners.
10.25(12)	Securities Purchase Agreement, dated April 29, 2014, by and among RCS Capital Corporation, RCAP Holdings, LLC, Luxor Capital Group LP and certain other Investors identified therein.
10.26(12)	Put & Call Agreement, dated as of April 29, 2014, by and among Luxor Capital Partners, LP, Blue Sands LLC, Blue Sands B Inc., Blue Sands C Inc., Blue Sands D. Inc., RCS Capital Corporation and the existing members of RCS Capital Management, LLC.
10.27(12)	Reimbursement Agreement, dated as of April 28, 2014, by and between RCAP Holdings, LLC and RCS Capital Corporation.
10.28(12)	Amendment No. 1 to the Amended and Restated 2013 Manager Multi-Year Outperformance Agreement, dated April 28, 2014, by and among RCS Capital Corporation, RCS Capital Holdings LLC and RCS Capital Management, LLC.
10.29(12)	Agreement, dated as of April 29, 2014, by and between RCS Capital Management, LLC, RCS Capital Corporation, Nicholas S. Schorsch, William M. Kahane, Shelley D. Schorsch, Peter M. Budko, Edward M. Weil, Jr. and Brian S. Block.
21.1**	Subsidiaries of the Registrant.
23.1**	Consent of WeiserMazars LLP with respect to RCS Capital Corporation.
23.2**	Consent of BDO USA, LLP with respect to First Allied Holdings Inc.
23.3**	Consent of BDO USA, LLP with respect to Hatteras Investment Partners, LLC, Hatteras Investment Management, LLC, and Hatteras Capital Investment Management, LLC and Subsidiaries.
23.4**	Consent of Moore Stephens Lovelace, P.A. with respect to Summit Financial Services Group, Inc.
23.5**	Consent of KPMG LLP with respect to Legend Group Holdings, LLC.
23.6**	Consent of Deloitte & Touche LLP with respect to Cetera Financial Holdings, Inc. and Subsidiaries.
23.7**	Consent of Deloitte & Touche LLP with respect to Tower Square Securities, Inc.
23.8**	Consent of Deloitte & Touche LLP with respect to Walnut Street Securities, Inc.
23.9	Consent of Proskauer Rose LLP (included in Exhibit 5.1).
24.1**	Power of Attorney

Exhibit Number	Description
101.1**	XBRL (eXtensible Business Reporting Language). The following materials, formatted in XBRL: (i) RCS Capital Corporation and Subsidiaries Audited Consolidated Statements of Financial Condition as of March 31, 2014, December 31, 2013, March 31, 2013 and December 31, 2012, (ii) Consolidated Statements of Income, Comprehensive Income for the years ended December 31, 2013, 2012, and 2011 and the quarters ended March 31, 2013 and 2014 and (iii) Consolidated Statement of Changes in Stockholders’ Equity for the year ended December 31, 2013 and the quarter ended March 31, 2014 and Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011 and the quarters ended March 31, 2013 and 2014. As provided in Rule 406T of Regulation S-T, this information in furnished and not filed for purpose of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

*	To be filed by amendment.
**	Previously filed.
†	Pursuant to Item 601(b)(2) of Regulation S-K, the Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon request.
††	Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.
(1)	Incorporated by reference to RCS Capital Corporation’s Current Report on Form 8-K filed with the SEC on October 28, 2013.
(2)	Incorporated by reference to RCS Capital Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed with the SEC on November 12, 2013.
(3)	Incorporated by reference to RCS Capital Corporation’s Current Report on Form 8-K filed with the SEC on November 18, 2013.
(4)	Incorporated by reference to RCS Capital Corporation’s Current Report on Form 8-K filed with the SEC on January 16, 2014.
(5)	Incorporated by reference to RCS Capital Corporation’s Current Report on Form 8-K filed with the SEC on January 17, 2014.
(6)	Incorporated by reference to RCS Capital Corporation’s Registration Statement on Form S-8 filed with the SEC on February 18, 2014.
(7)	Incorporated by reference to RCS Capital Corporation’s Current Report on Form 8-K filed with the SEC on January 7, 2014.
(9)	Incorporated by reference to RCS Capital Corporation’s Annual Report on Form 10-K filed with the SEC on February 28, 2014.
(10)	Incorporated by reference to the RCS Capital Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 filed with the SEC on August 2, 2013.
(11)	Incorporated by reference to RCS Capital Corporation’s Current Report on Form 8-K filed with the SEC on March 18, 2014.
(12)	Incorporated by reference to RCS Capital Corporation’s Current Report on Form 8-K filed with the SEC on April 7, 2014.
(13)	Incorporated by reference to RCS Capital Corporation’s Current Report on Form 8-K filed with the SEC on May 2, 2014.